UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13G

(Amendment No. )*

Under the Securities Exchange Act of 1934

Graf Industrial Corp.

(Name of Issuer)

  Common Stock, par value $0.0001 per share

(Titles of Class of Securities)

384278 107

(CUSIP Number)

December 31, 2018

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐ Rule 13d-1(b)

☐ Rule 13d-1(c)

☒ Rule 13d-1(d)

* The remainder of this cover page shall be filled out of a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934, as amended (the “Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 384278 107	Schedule 13G

1	NAME OF REPORTING PERSON Graf Acquisition LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	5	SOLE VOTING POWER - 0 -
	6	SHARED VOTING POWER 6,044,128 (1)(2)
	7	SOLE DISPOSITIVE POWER - 0 -
	8	SHARED DISPOSITIVE POWER 6,044,128 (1)(2)

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 6,044,128 (1)(2)
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 19.8% (3)
12	TYPE OF REPORTING PERSON OO

(1) The securities are held directly by Graf Acquisition LLC (“Graf Acquisition”). Mr. Graf is the managing member of Graf Acquisition and shares voting and dispositive power over the shares held directly by Graf Acquisition with OC Opportunities Fund II, L.P. (“OC Opportunities”). Owl Creek Advisors, LLC (“Owl Creek Advisors”) serves as the general partner of, and has the power to direct the affairs of, OC Opportunities. Owl Creek Asset Management, L.P. (the “Owl Creek Asset Management”) serves as the investment manager to, and has the power to direct the investment activities of, OC Opportunities. Jeffrey A. Altman is the managing member of Owl Creek Advisors and the managing member of the general partner of Owl Creek Asset Management. As a result, each of Mr. Graf, OC Opportunities, Owl Creek Advisors, Owl Creek Asset Management and Mr. Altman may be deemed to have or share beneficial ownership of the securities held directly by Graf Acquisition. Each of Mr. Graf, OC Opportunities, Owl Creek Advisors, Owl Creek Asset Management and Mr. Altman disclaims beneficial ownership of the securities held by Graf Acquisition, except to the extent of their respective pecuniary interest in such securities.

(2) Excludes approximately 7,075,300 shares of common stock, par value $0.0001 per share (“Common Stock”), of Graf Industrial Corp. (the “Issuer”) issuable upon the exercise of 14,150,605 private placement warrants of the Issuer. Each private placement warrant is exercisable to purchase either one-half or three-quarters of one share of common stock at $11.50 per share, subject to adjustment, becomes exercisable beginning on the later of October 18, 2019 or 30 days after the completion of the Issuer’s initial business combination and expires five years after the completion of the Issuer’s initial business combination or earlier upon redemption or liquidation, as described under the heading “Description of Securities—Redeemable Warrants—Private Placement Warrants” in the Issuer’s registration statement on Form S-1 (File No. 333-227396) (the “Registration Statement”).

(3) Based on 30,470,640 shares of Common Stock outstanding as of November 29, 2018, as reported by the Issuer in its quarterly report on Form 10-Q filed with the U.S. Securities and Exchange Commission on November 29, 2018.

CUSIP No. 384278 107	Schedule 13G

1	NAME OF REPORTING PERSON James A. Graf
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION United States

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	5	SOLE VOTING POWER - 0 -
	6	SHARED VOTING POWER 6,044,128 (1)(2)
	7	SOLE DISPOSITIVE POWER - 0 -
	8	SHARED DISPOSITIVE POWER 6,044,128 (1)(2)

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 6,044,128 (1)(2)
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 19.8% (3)
12	TYPE OF REPORTING PERSON IN

(1) The securities are held directly by Graf Acquisition. Mr. Graf is the managing member of Graf Acquisition and shares voting and dispositive power over the shares held directly by Graf Acquisition with OC Opportunities. Owl Creek Advisors serves as the general partner of, and has the power to direct the affairs of, OC Opportunities. Owl Creek Asset Management serves as the investment manager to, and has the power to direct the investment activities of, OC Opportunities. Jeffrey A. Altman is the managing member of Owl Creek Advisors and the managing member of the general partner of Owl Creek Asset Management. As a result, each of Mr. Graf, OC Opportunities, Owl Creek Advisors, Owl Creek Asset Management and Mr. Altman may be deemed to have or share beneficial ownership of the securities held directly by Graf Acquisition. Each of Mr. Graf, OC Opportunities, Owl Creek Advisors, Owl Creek Asset Management and Mr. Altman disclaims beneficial ownership of the securities held by Graf Acquisition, except to the extent of their respective pecuniary interest in such securities.

(2) Excludes approximately 7,075,300 shares of Common Stock issuable upon the exercise of 14,150,605 private placement warrants of the Issuer. Each private placement warrant is exercisable to purchase either one-half or three-quarters of one share of common stock at $11.50 per share, subject to adjustment, becomes exercisable beginning on the later of October 18, 2019 or 30 days after the completion of the Issuer’s initial business combination and expires five years after the completion of the Issuer’s initial business combination or earlier upon redemption or liquidation, as described under the heading “Description of Securities—Redeemable Warrants—Private Placement Warrants” in the Registration Statement.

(3) Based on 30,470,640 shares of Common Stock outstanding as of November 29, 2018, as reported by the Issuer in its quarterly report on Form 10-Q filed with the U.S. Securities and Exchange Commission on November 29, 2018.

CUSIP No. 384278 107	Schedule 13G

1	NAME OF REPORTING PERSON OC Opportunities Fund II, L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	5	SOLE VOTING POWER - 0 -
	6	SHARED VOTING POWER 6,044,128 (1)(2)
	7	SOLE DISPOSITIVE POWER - 0 -
	8	SHARED DISPOSITIVE POWER 6,044,128 (1)(2)

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 6,044,128 (1)(2)
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 19.8% (3)
12	TYPE OF REPORTING PERSON OO

(1) The securities are held directly by Graf Acquisition. Mr. Graf is the managing member of Graf Acquisition and shares voting and dispositive power over the shares held directly by Graf Acquisition with OC Opportunities. Owl Creek Advisors serves as the general partner of, and has the power to direct the affairs of, OC Opportunities. Owl Creek Asset Management serves as the investment manager to, and has the power to direct the investment activities of, OC Opportunities. Jeffrey A. Altman is the managing member of Owl Creek Advisors and the managing member of the general partner of Owl Creek Asset Management. As a result, each of Mr. Graf, OC Opportunities, Owl Creek Advisors, Owl Creek Asset Management and Mr. Altman may be deemed to have or share beneficial ownership of the securities held directly by Graf Acquisition. Each of Mr. Graf, OC Opportunities, Owl Creek Advisors, Owl Creek Asset Management and Mr. Altman disclaims beneficial ownership of the securities held by Graf Acquisition, except to the extent of their respective pecuniary interest in such securities.

(2) Excludes approximately 7,075,300 shares of Common Stock issuable upon the exercise of 14,150,605 private placement warrants of the Issuer. Each private placement warrant is exercisable to purchase either one-half or three-quarters of one share of common stock at $11.50 per share, subject to adjustment, becomes exercisable beginning on the later of October 18, 2019 or 30 days after the completion of the Issuer’s initial business combination and expires five years after the completion of the Issuer’s initial business combination or earlier upon redemption or liquidation, as described under the heading “Description of Securities—Redeemable Warrants—Private Placement Warrants” in the Registration Statement.

(3) Based on 30,470,640 shares of Common Stock outstanding as of November 29, 2018, as reported by the Issuer in its quarterly report on Form 10-Q filed with the U.S. Securities and Exchange Commission on November 29, 2018.

CUSIP No. 384278 107	Schedule 13G

1	NAME OF REPORTING PERSON Owl Creek Asset Management, L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	5	SOLE VOTING POWER - 0 -
	6	SHARED VOTING POWER 6,044,128 (1)(2)
	7	SOLE DISPOSITIVE POWER - 0 -
	8	SHARED DISPOSITIVE POWER 6,044,128 (1)(2)

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 6,044,128 (1)(2)
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 19.8% (3)
12	TYPE OF REPORTING PERSON OO

(1) The securities are held directly by Graf Acquisition. Mr. Graf is the managing member of Graf Acquisition and shares voting and dispositive power over the shares held directly by Graf Acquisition with OC Opportunities. Owl Creek Advisors serves as the general partner of, and has the power to direct the affairs of, OC Opportunities. Owl Creek Asset Management serves as the investment manager to, and has the power to direct the investment activities of, OC Opportunities. Jeffrey A. Altman is the managing member of Owl Creek Advisors and the managing member of the general partner of Owl Creek Asset Management. As a result, each of Mr. Graf, OC Opportunities, Owl Creek Advisors, Owl Creek Asset Management and Mr. Altman may be deemed to have or share beneficial ownership of the securities held directly by Graf Acquisition. Each of Mr. Graf, OC Opportunities, Owl Creek Advisors, Owl Creek Asset Management and Mr. Altman disclaims beneficial ownership of the securities held by Graf Acquisition, except to the extent of their respective pecuniary interest in such securities.

(2) Excludes approximately 7,075,300 shares of Common Stock issuable upon the exercise of 14,150,605 private placement warrants of the Issuer. Each private placement warrant is exercisable to purchase either one-half or three-quarters of one share of common stock at $11.50 per share, subject to adjustment, becomes exercisable beginning on the later of October 18, 2019 or 30 days after the completion of the Issuer’s initial business combination and expires five years after the completion of the Issuer’s initial business combination or earlier upon redemption or liquidation, as described under the heading “Description of Securities—Redeemable Warrants—Private Placement Warrants” in the Registration Statement.

(3) Based on 30,470,640 shares of Common Stock outstanding as of November 29, 2018, as reported by the Issuer in its quarterly report on Form 10-Q filed with the U.S. Securities and Exchange Commission on November 29, 2018.

CUSIP No. 384278 107	Schedule 13G

1	NAME OF REPORTING PERSON Owl Creek Advisors, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	5	SOLE VOTING POWER - 0 -
	6	SHARED VOTING POWER 6,044,128 (1)(2)
	7	SOLE DISPOSITIVE POWER - 0 -
	8	SHARED DISPOSITIVE POWER 6,044,128 (1)(2)

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 6,044,128 (1)(2)
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 19.8% (3)
12	TYPE OF REPORTING PERSON OO

(1) The securities are held directly by Graf Acquisition. Mr. Graf is the managing member of Graf Acquisition and shares voting and dispositive power over the shares held directly by Graf Acquisition with OC Opportunities. Owl Creek Advisors serves as the general partner of, and has the power to direct the affairs of, OC Opportunities. Owl Creek Asset Management serves as the investment manager to, and has the power to direct the investment activities of, OC Opportunities. Jeffrey A. Altman is the managing member of Owl Creek Advisors and the managing member of the general partner of Owl Creek Asset Management. As a result, each of Mr. Graf, OC Opportunities, Owl Creek Advisors, Owl Creek Asset Management and Mr. Altman may be deemed to have or share beneficial ownership of the securities held directly by Graf Acquisition. Each of Mr. Graf, OC Opportunities, Owl Creek Advisors, Owl Creek Asset Management and Mr. Altman disclaims beneficial ownership of the securities held by Graf Acquisition, except to the extent of their respective pecuniary interest in such securities.

(2) Excludes approximately 7,075,300 shares of Common Stock issuable upon the exercise of 14,150,605 private placement warrants of the Issuer. Each private placement warrant is exercisable to purchase either one-half or three-quarters of one share of common stock at $11.50 per share, subject to adjustment, becomes exercisable beginning on the later of October 18, 2019 or 30 days after the completion of the Issuer’s initial business combination and expires five years after the completion of the Issuer’s initial business combination or earlier upon redemption or liquidation, as described under the heading “Description of Securities—Redeemable Warrants—Private Placement Warrants” in the Registration Statement.

(3) Based on 30,470,640 shares of Common Stock outstanding as of November 29, 2018, as reported by the Issuer in its quarterly report on Form 10-Q filed with the U.S. Securities and Exchange Commission on November 29, 2018.

CUSIP No. 384278 107	Schedule 13G

1	NAME OF REPORTING PERSON Jeffrey A. Altman
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION United States

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	5	SOLE VOTING POWER - 0 -
	6	SHARED VOTING POWER 6,044,128 (1)(2)
	7	SOLE DISPOSITIVE POWER - 0 -
	8	SHARED DISPOSITIVE POWER 6,044,128 (1)(2)

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 6,044,128 (1)(2)
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 19.8% (3)
12	TYPE OF REPORTING PERSON IN

(1) The securities are held directly by Graf Acquisition. Mr. Graf is the managing member of Graf Acquisition and shares voting and dispositive power over the shares held directly by Graf Acquisition with OC Opportunities. Owl Creek Advisors serves as the general partner of, and has the power to direct the affairs of, OC Opportunities. Owl Creek Asset Management serves as the investment manager to, and has the power to direct the investment activities of, OC Opportunities. Jeffrey A. Altman is the managing member of Owl Creek Advisors and the managing member of the general partner of Owl Creek Asset Management. As a result, each of Mr. Graf, OC Opportunities, Owl Creek Advisors, Owl Creek Asset Management and Mr. Altman may be deemed to have or share beneficial ownership of the securities held directly by Graf Acquisition. Each of Mr. Graf, OC Opportunities, Owl Creek Advisors, Owl Creek Asset Management and Mr. Altman disclaims beneficial ownership of the securities held by Graf Acquisition, except to the extent of their respective pecuniary interest in such securities.

(2) Excludes approximately 7,075,300 shares of Common Stock issuable upon the exercise of 14,150,605 private placement warrants of the Issuer. Each private placement warrant is exercisable to purchase either one-half or three-quarters of one share of common stock at $11.50 per share, subject to adjustment, becomes exercisable beginning on the later of October 18, 2019 or 30 days after the completion of the Issuer’s initial business combination and expires five years after the completion of the Issuer’s initial business combination or earlier upon redemption or liquidation, as described under the heading “Description of Securities—Redeemable Warrants—Private Placement Warrants” in the Registration Statement.

(3) Based on 30,470,640 shares of Common Stock outstanding as of November 29, 2018, as reported by the Issuer in its quarterly report on Form 10-Q filed with the U.S. Securities and Exchange Commission on November 29, 2018.

Item 1(a). Name of Issuer:

Graf Industrial Corp.

Item 1(b). Address of Issuer’s Principal Executive Offices:

118 Vintage Park Blvd., Suite W-222

Houston, Texas 77070

Item 2(a). Name of Person Filing:

This statement is filed on behalf of each of the following persons:

1.	Graf Acquisition LLC
2.	James A. Graf
3.	OC Opportunities Fund II, L.P.
4.	Owl Creek Asset Management, L.P.
5.	Owl Creek Advisors, LLC
6.	Jeffrey A. Altman

Item 2(b). Address of Principal Business Office or, if none, Residence:

The principal business address of each of Graf Acquisition LLC and James A. Graf is as follows:

118 Vintage Park Blvd., Suite W-222

Houston, Texas 77070

The principal business address of each of OC Opportunities Fund II, L.P., Owl Creek Asset Management, L.P., Owl Creek Advisors, LLC and Jeffrey A. Altman is as follows:

c/o Owl Creek Advisors, LLC

640 Fifth Avenue, 20th Floor

New York, New York 10019

Item 2(c). Citizenship:

See responses to Item 4 on each cover page.

Item 2(d). Titles of Classes of Securities:

Common Stock, par value $0.0001 per share.

Item 2(e). CUSIP Number:

384278 107

Item 3. If This Statement is Filed Pursuant to Rule 13d-1(b), or 13d-2(b) or (c), Check Whether the Person Filing is a(n):

(a)	☐	Broker or dealer registered under Section 15 of the Exchange Act (15 U.S.C. 78o).

(b)	☐	Bank as defined in Section 3(a)(6) of the Exchange Act (15 U.S.C. 78c).

(c)	☐	Insurance company as defined in Section 3(a)(19) of the Exchange Act (15 U.S.C. 78c).

(d)	☐	Investment company registered under Section 8 of the Investment Company Act of 1940 (15 U.S.C. 80a-8).

(e)	☐	Investment adviser in accordance with §240.13d-1(b)(1)(ii)(E).

(f)	☐	Employee benefit plan or endowment fund in accordance with §240.13d-1(b)(1)(ii)(F).

(g)	☐	Parent holding company or control person in accordance with §240.13d-1(b)(1)(ii)(G).

(h)	☐	Savings association as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813).

(i)	☐	Church plan that is excluded from the definition of an investment company under Section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a-3).

(j)	☐	Non-U.S. institution, in accordance with § 240.13d-1(b)(1)(ii)(J).

(k)	☐	Group in accordance with §240.13d-1(b)(1)(ii)(K).
If filing as a non-U.S. institution in accordance with §240. 13d-1(b)(1)(ii)(J), please specify the type of institution: ______________ .

Item 4. Ownership

(a)	Amount beneficially owned:

See responses to Item 9 on each cover page.

(b)	Percent of class:

See responses to Item 11 on each cover page.

(c)	Number of shares as to which such person has:

(i)	Sole power to vote or to direct the vote:

See responses to Item 5 on each cover page.

(ii)	Shared power to vote or to direct the vote:

See responses to Item 6 on each cover page.

(iii)	Sole power to dispose or to direct the disposition of:

See responses to Item 7 on each cover page.

(iv)	Shared power to dispose or to direct the disposition of:

See responses to Item 8 on each cover page.

Item 5. Ownership of Five Percent or Less of a Class.

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following ☐.

Item 6. Ownership of More than Five Percent on Behalf of Another Person.

Not Applicable.

Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company.

Not Applicable.

Item 8. Identification and Classification of Members of the Group.

Not Applicable.

Item 9. Notice of Dissolution of Group.

Not Applicable.

Item 10. Certification.

Not Applicable.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: February 6, 2019

Graf Acquisition LLC

By:	/s/ James A. Graf
Name: James A. Graf
Title: Managing Member

/s/ James A. Graf
James A. Graf

OC Opportunities Fund II, L.P.
By: Owl Creek Advisors. LLC, its general partner

By:	/s/ Reuben Kopel
Name: Reuben Kopel
Title: General Counsel

Owl Creek Asset Management, L.P.

By:	/s/ Jeffrey A. Altman
Name: Jeffrey A. Altman
Title: Managing Member

Owl Creek Advisors, LLC

By:	/s/ Jeffrey A. Altman
Name: Jeffrey A. Altman
Title: Managing Member

/s/ Jeffrey A. Altman
Jeffrey A. Altman

Exhibit 1

JOINT FILING AGREEMENT

This joint filing agreement (this “Agreement”) is made and entered into as of this 6th day of February, 2019, by and among Graf Acquisition LLC, James A. Graf, OC Opportunities Fund II, L.P, Owl Creek Asset Management, L.P., Owl Creek Advisors, LLC, and Jeffrey A. Altman.

The parties to this Agreement hereby acknowledge and agree that the foregoing statement on Schedule 13G in respect of the Common Stock, $0.0001 par value per share, of Graf Industrial Corp. (to which this Agreement is an exhibit) is filed on behalf of each of the parties to this Agreement and that all subsequent amendments to this statement on Schedule 13G may be filed on behalf of each of the undersigned without the necessity of filing additional joint filing agreements. The parties to this Agreement acknowledge that each shall be responsible for the timely filing of the Schedule 13G and any such amendments thereto, and for the completeness and accuracy of the information concerning him or it contained herein or therein, but shall not be responsible for the completeness and accuracy of the information concerning the other persons making the filing, except to the extent that he or it knows or has reason to believe that such information is inaccurate.

This agreement may be executed in any number of counterparts, each of which shall be deemed to be an original, but all of which together shall constitute one and the same instrument.

[Signature Page Follows]

IN WITNESS WHEREOF, the parties hereto have executed this Agreement as of the date first set forth above.

Graf Acquisition LLC

By:	/s/ James A. Graf
Name: James A. Graf
Title: Managing Member

/s/ James A. Graf
James A. Graf

OC Opportunities Fund II, L.P.
By: Owl Creek Advisors. LLC, its general partner

By:	/s/ Reuben Kopel
Name: Reuben Kopel
Title: General Counsel

Owl Creek Asset Management, L.P.

By:	/s/ Jeffrey A. Altman
Name: Jeffrey A. Altman
Title: Managing Member

Owl Creek Advisors, LLC

By:	/s/ Jeffrey A. Altman
Name: Jeffrey A. Altman
Title: Managing Member

/s/ Jeffrey A. Altman
Jeffrey A. Altman